                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934



                             THE COBALT GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   19074Q 10 3
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Scott A. Arenare, Esq.
                       Vice President and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 2, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following: [ ]

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 19074Q 10 3                                          Page 2 of 8 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Equity Partners, L.P.               I.D. #13-3986317
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,793,458
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      719,006
 BENEFICIALLY         --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,512,464 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 19074Q 10 3                                          Page 3 of 8 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.                               I.D. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,793,458
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      719,006
 BENEFICIALLY         --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            10,512,464 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            50.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP No. 19074Q 10 3                                          Page 4 of 8 Pages
---------------------                                          -----------------

----------- --------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
           I.D. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                9,793,458
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
  NUMBER OF
    SHARES                      719,006
 BENEFICIALLY         --------- ------------------------------------------------
OWNED BY EACH            9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    9,793,458
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           10,512,464 (see Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           50.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 3 to Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with three affiliated entities, "WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co.,
LLC), a New York limited liability company ("WP LLC" and, together with WPEP and WP, the "Warburg Pincus Reporting Entities"). This Amendment No. 3 to Schedule 13D relates to the Common Stock of The Cobalt Group, Inc., a Washington corporation (the "Company"). Capitalized terms used in this Amendment No. 3 to
Schedule 13D but not otherwise defined have the meanings ascribed to them in
Schedule 13D filed on July 7, 2000, as amended by Amendment No. 1 to Schedule 13D filed on November 2, 2000, and Amendment No. 2 to Schedule 13D filed on April 9, 2001.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended by inserting the following paragraph after the third paragraph thereof:

     Except as set forth in Item 6 below, no funds will be required to acquire beneficial ownership of the shares of Common Stock reported on this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Items 5(a) through 5(c) are revised and amended in their entirety as follows:

     (a) As of June 2, 2001, WPEP may be deemed to beneficially own 10,512,464 shares of Common Stock. By reason of their respective relationships with WPEP, each of WP and WP LLC may be deemed under Rule 13d-3 ("Rule 13d-3") under the Exchange Act to own beneficially all of the shares of Common Stock which WPEP beneficially owns. As of June 2, 2001, 10,512,464 shares of Common Stock represented approximately 50.2% of the outstanding shares of Common Stock

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(calculated in accordance with Rule 13d-3), based on the 20,357,472 shares of
Common Stock outstanding as of June 2, 2001, as reported to the Warburg Pincus Reporting Entities by the Company. Excluding options and warrants exercisable within 60 days of April 30, 2001, the shares of Common Stock held by WPEP represented approximately 46.1% of the shares of Common Stock outstanding on June 2, 2001. Shares listed as beneficially owned by the Warburg Pincus Reporting Entities do not include 15,166 shares of Common Stock beneficially owned by Joseph P. Landy, a director of the Company and an Executive Managing Director of WP LLC and a General Partner of WP. The Warburg Pincus Reporting Entities disclaim beneficial ownership of such shares.

     (b) As a result of a Voting Agreement (the "Voting Agreement"), dated June 2, 2001, between WPEP and John W.P. Holt ("Holt"), each of the Warburg Pincus Reporting Entities may be deemed to have shared voting power with respect to the 719,006 shares of Common Stock, representing the number of shares of Common Stock beneficially owned by Holt as of June 2, 2001. Mr. Holt's shares of Common Stock represented approximately 3.5% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3), based on the 20,357,472 shares of Common Stock outstanding as of June 2, 2001. Excluding options exercisable within 60 days of April 30, 2001, the shares of Common Stock held by Holt represented approximately 2.8% of the shares of Common Stock outstanding on June 2, 2001.

     Each of the Warburg Pincus Reporting Entities has sole power to dispose or to direct the disposition with respect to 9,793,458 shares of Common Stock. Pursuant to the Voting Agreement each of the Warburg Pincus Reporting Entities may be deemed to have shared power to vote the Subject Shares (as defined in Item 6 below). None of the Warburg Pincus Reporting Entities has the power to dispose or to direct the disposition of the 719,006 Subject Shares held by Holt.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     On June 1, 2001, WPEP submitted a proposal to acquire the Company. A special committee formed by the board of directors of the Company (the "Board") to consider the proposal met on June 2, 2001, and unanimously agreed to recommend the proposal to the Board. The Board met on June 2, 2001, and unanimously agreed to accept the recommendation of the special committee and to recommend the proposal to the Company's shareholders. On June 2, 2001, Cobalt Acquisition Corporation, a wholly owned subsidiary of WPEP ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Merger Sub will merge with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will no longer be a reporting company under Section 12 of the Exchange Act, nor will any of its equity securities trade in any public market.

     At the Effective Time (as defined in the Merger Agreement), each share of Common Stock issued and outstanding immediately before the Effective Time (other than the shares of Common Stock held by WPEP and the other Rollover Shares (as defined in the Merger Agreement) and any Dissenting Shares (as defined in the Merger Agreement)), shall be cancelled and extinguished and shall be converted into the right to receive $3.50 in cash (the "Per Share Amount"). Each Rollover Share issued and outstanding immediately before the Effective Time shall thereafter remain outstanding and shall represent one share of common stock, par value $0.01 per share, of the Surviving Corporation (as defined in the Merger Agreement). WPEP expects that a substantial portion of the shares of Common Stock held by Holt will become Rollover Shares, although the exact amount has not yet been determined.

     Pursuant to the terms of the Merger Agreement, during the 30-day period prior to the consummation of the Merger, each outstanding vested option to purchase shares of Common Stock shall be immediately exercisable and upon the expiration of such 30-day period, all options to purchase shares of Common Stock which are unvested or unexercised prior to the expiration of such 30-day period shall be cancelled.

     The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 8 hereto and incorporated herein by reference.

     In connection with the Merger Agreement, WPEP executed and delivered a commitment letter to the Company (the "Commitment Letter") pursuant to which, and subject to the terms and conditions set forth therein, immediately prior to the consummation of the Merger, WPEP will enter into a Subscription Agreement (the "Subscription Agreement") with the Company pursuant to which WPEP will purchase shares of Series A Convertible Preferred Stock of the Surviving Corporation. The Surviving Corporation will use the consideration received from WPEP for the Series A Convertible Preferred Stock to pay the Per Share Amount. The proceeds for the investment by WPEP will come from working capital of WPEP.

     The foregoing summary of the Commitment Letter is qualified in its entirety by reference to the Commitment Letter, a copy of which is filed as Exhibit 9 hereto and incorporated herein by reference.

     In connection with the Merger Agreement, WPEP and Holt entered into the Voting Agreement. Pursuant to the terms of the Voting Agreement, WPEP and Holt agreed, among other things, (i) to vote all shares beneficially owned by them (the "Subject Shares") in favor of the Merger Agreement and the Merger, (ii) to vote the Subject Shares against any Takeover Proposal (as defined in the Voting Agreement) and any other proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, (iii) to waive any appraisal or rights to dissent from the Merger either party may have in connection with the Merger,
(iv) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal, (v) not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (vi) not to enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal, (vii) not to transfer the shares of Common Stock owned by them and (viii) to constitute and appoint Merger Sub, or any nominee of Merger Sub, as their true and lawful attorney and proxy in connection with the Merger and the Merger Agreement.

     The Voting Agreement terminates upon (i) the delivery of written notice of termination by the holder(s) of Subject Shares representing in the aggregate, a majority of the Subject Shares, (ii) the termination of the Merger Agreement or
(iii) the Effective Time.

     Based on the 20,357,472 shares of Common Stock outstanding on June 2, 2001, the Subject Shares, excluding Subject Shares underlying stock options or warrants, in the aggregate, represented approximately 48.9% of the outstanding shares of Common Stock. As a result of the Voting Agreement, the Warburg Pincus Reporting Entities may be deemed to beneficially own the Subject Shares. The Warburg Pincus Reporting Entities disclaim beneficial ownership of the 719,006 Subject Shares held by Holt.

     The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 10 hereto and incorporated herein by reference.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by inserting the following language at the end of the list of exhibits:

     8. Agreement and Plan of Merger dated June 2, 2001, by and between the Company and Merger Sub.

     9. Commitment Letter dated June 2, 2001, from WPEP to the Company.

     10. Voting Agreement dated June 2, 2001, by and between the shareholders of the Company whose names appear in Schedule I thereto.

     11. Power of Attorney dated January 1, 2001, designating Scott A. Arenare as Attorney-in-Fact of WP.

905469.6


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2001                     WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Attorney-in-Fact


                                        WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Attorney-in-Fact


                                        Warburg Pincus LLC


                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Vice President and General Counsel